FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934
For the month of August 2008
CGG-Veritas
Tour Maine Montparnasse — 33 Avenue du Maine – BP 191 — 75755 PARIS CEDEX 15 (address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

SIGNATURES

CGGVeritas Announces Award for
Ultra High-Density Land Seismic Contract
PARIS, France – August 26th 2008
CGGVeritas (ISIN: 0000120164 – NYSE: CGV) has been awarded a contract by Qatar Petroleum to undertake a large, ultra high-density high-resolution onshore seismic survey. The expected value of the contract is approximately $140 million dollars. Work on the project will commence around year-end 2008 and is anticipated to have a duration of about thirty months.
The survey will cover the Dukhan field in Qatar that extends under desert plains, coastal salt flats, transition zones and shallow water areas.
To ensure that this complex and industry-first high-resolution survey delivers the best results, CGGVeritas will provide the full range of acquisition and processing services deploying a 40,000-channel seismic crew, 3D VSP (Vertical Seismic Profile) and imaging services.
According to Robert Brunck, Chairman and CEO of CGGVeritas: “This industry-first survey will generate the highest possible resolution seismic image of the reservoir. A survey of this density was made feasible based on the results of our extensive research and development to create unique technologies and methodologies for continued improvement of image quality and increased efficiency of operations. This combination best addresses our customer’s needs for very high-resolution solutions. Considering its volume, density and technical requirements, this contract also reinforces the position of CGGVeritas and its regional joint venture, Ardiseis, as the worldwide leader in the growing high-end seismic segment”.
About CGGVeritas

CGGVeritas (www.cggveritas.com) is a leading international pure-play geophysical company delivering a wide range of technologies, services and equipment through Sercel, to its broad base of customers mainly throughout the global oil and gas industry. CGGVeritas is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares, NYSE: CGV).

Investor Relations Contacts
Paris:	Houston:
Christophe Barnini	Hovey Cox
Tel: +33 1 64 47 38 10	Tel: +1 (832) 351-8821
E-Mail: invrelparis@cggveritas.com	E-Mail: invrelhouston@cggveritas.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique — Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.
Date: August 26th, 2008

By	/s/ Gerard CHAMBOVET
Gerard CHAMBOVET
Senior EVP QHSE, Career Development
& training, Communication and Audit